Exhibit 99.1

NOTICE OF SPECIAL MEETING

AND
MANAGEMENT PROXY CIRCULAR

FOR THE SEPTEMBER 28, 2010
SPECIAL MEETING OF HYDROGENICS SHAREHOLDERS

AUGUST 25, 2010

These materials are important and require your immediate attention. They require shareholders of Hydrogenics Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Hydrogenics Corporation, please contact CIBC Mellon Trust Company at 1 (800) 387-0825.

NOTICE OF SPECIAL MEETING

A special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Hydrogenics Corporation (“Hydrogenics”) will be held at 10:00 a.m. (Toronto time), on September 28, 2010, at Hydrogenics’ head office at 220 Admiral Boulevard, Mississauga, Ontario, Canada.

The business of the Meeting is for Shareholders to consider and, if deemed advisable, to pass an ordinary resolution (the “Private Placement Resolution”) to approve a private placement of 1,307,513 common shares of Hydrogenics to CommScope, Inc. of North Carolina, a subsidiary of CommScope, Inc., all as more particularly set forth and described in Appendix “A” to the accompanying management proxy circular of Hydrogenics (the “Proxy Circular”).

In addition, Shareholders will be asked to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Proxy Circular and form of proxy accompany this Notice of Special Meeting. Reference is made to the Proxy Circular for details of the matters to be considered at the Meeting, including the full text of the Private Placement Resolution.

Registered shareholders unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy for the shares they own to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by fax to (416) 368-2502. Proxies must be received by no later than 5:00 p.m. (Toronto time) on September 24, 2010 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting is reconvened or held, as the case may be. The time limit for the deposit of proxies may be waived by the Board of Directors at its discretion without notice. If you require assistance in completing your proxy, please call CIBC Mellon Trust Company at 1 (800) 387-0825.

Non-registered beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary to vote their shares.

By the order of the Board of Directors,

Lawrence Davis
Chief Financial Officer and Corporate Secretary
Mississauga, August 25, 2010

TABLE OF CONTENTS

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS	2

DOCUMENTS INCORPORATED BY REFERENCE	2

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	2
Registered Owners	3
Non-registered Owners	3
Revocation	4

VOTING SHARES	5

THE PRIVATE PLACEMENT	5
Background to and reasons for the Private Placement Resolution	6
Subscription Agreement	6
IP License Agreement	8

RISK FACTORS	9

EQUITY COMPENSATION PLAN INFORMATION	10

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN MATTERS TO BE ACTED UPON	11

ADDITIONAL INFORMATION	11

APPROVAL OF DIRECTORS	11

APPENDIX “A”
PRIVATE PLACEMENT RESOLUTION	A-1

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this proxy circular (the “Proxy Circular”) and proxy materials to you in connection with the special meeting of holders of common shares (the “Shareholders”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) on September 28, 2010 (the “Meeting”). As a shareholder, you are invited to attend the Meeting. If you are unable to attend, you may still vote by completing the proxy or voting instruction form that was mailed to you.

This Proxy Circular describes the items to be voted on at the Meeting and the voting process.

Please see the “Solicitation of Proxies and Voting Instructions” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

In this Proxy Circular, unless the context otherwise requires, all references to the “Company”, “we”, “us” and “our” refer to Hydrogenics and its subsidiaries. Unless otherwise indicated, all amounts in this circular are in U.S. dollars.

This Proxy Circular is dated as of August 25, 2010, and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the various securities commissions or similar regulatory authorities in all of the provinces of Canada and the United States Securities and Exchange Commission are specifically incorporated by reference in and form an integral part of this Proxy Circular:

•                  the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed in Canada as our annual information form;

•                  the material change report filed by the Company on August 9, 2010 in respect of the Company entering into a strategic alliance with CommScope, Inc. of North Carolina (“CommScope”), a subsidiary of CommScope, Inc.;

•                  the news release filed by the Company on August 9, 2010 announcing the strategic alliance with CommScope;

•                  the subscription agreement dated August 9, 2010 between the Company and CommScope (the “Subscription Agreement”) (filed as a material document on August 9, 2010); and

•                  the intellectual property license agreement dated August 12, 2010 between the Company and CommScope (the “IP License Agreement”) (filed as a material document on August 12, 2010).

Shareholders may obtain copies of these documents on SEDAR at www.sedar.com and EDGAR at www.sec.gov or upon request, without charge, from our Corporate Secretary, at 220 Admiral Boulevard, Mississauga, Ontario, Canada, L5T 2N6.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management Proxy Circular is furnished in connection with the solicitation of proxies from registered owners of common shares of Hydrogenics (the “Common Shares”) (and of voting instructions in the case of non-registered owners of Common Shares) to be used at the Meeting, and at all adjournments and postponements of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this circular is being made by or on behalf of the management of the Company. The total cost of the solicitation of proxies will be borne by the Company.

Registered Owners

If you are a registered owner of Common Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Common Shares at the Meeting.  If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), when you arrive at the Meeting.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy.  The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company.  You have the right to appoint someone else to represent you at the Meeting.  If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy.  The person you appoint to represent you at the Meeting need not be a shareholder of the Company.

To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on September 24, 2010 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote your Common Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction, your Common Shares will be voted by the management representatives FOR the Private Placement Resolution.

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.

Non-registered Owners

If your Common Shares are registered in the name of a depository (such as CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

Only registered owners of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  If you are a non-registered owner, you are entitled to direct how the Common

Shares beneficially owned by you are to be voted or you may appoint yourself or a representative that will entitle you or your representative to attend and vote at the Meeting.

In accordance with the Canada Business Corporations Act (“CBCA”) and Canadian securities law, the Company has distributed copies of the notice of meeting and this management Proxy Circular (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the meeting materials to non-registered owners.

If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials.  The purpose of these documents is to permit you to direct the voting of the Common Shares you beneficially own.  You should follow the procedures set out below, depending on which type of document you receive:

(1)           Request for Voting Instructions

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided.  You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting.  You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

- or -

(2)           Form of Proxy

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you, but is otherwise uncompleted.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.

If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.  To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on September 24, 2010 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.  You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

Revocation

If you have submitted a proxy and later wish to revoke it, you can do so by:

(a)           completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)           depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)           following any other procedure that is permitted by law.

VOTING SHARES

Each holder of Common Shares of record at the close of business on August 24, 2010, the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

As at August 24, 2010, the Company had 5,281,364 Common Shares outstanding. To the knowledge of our directors and officers, as at August 24, 2010, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights capable of being exercised at the Meeting other than CommScope, which owns 879,393 Common Shares representing 16.7% of the Common Shares. Pursuant to the NASDAQ 20% Rule (as defined below), CommScope may not vote such Common Shares on the Private Placement Resolution (as defined below).

THE PRIVATE PLACEMENT

Shareholders are being asked to consider and, if thought fit, approve the ordinary resolution set forth in Appendix “A” hereto approving the private placement of 1,307,513 Common Shares pursuant to a private placement (the “Private Placement Resolution”).

The rules of the Nasdaq Global Market (the “Nasdaq”) require shareholder approval for issuances of common shares if such issuances equal 20% or more of the common shares of a company before such issuances (the “NASDAQ 20% Rule”). The Company is eligible under Section 602(g) of the Toronto Stock Exchange Company Manual for an exemption from the Toronto Stock Exchange’s standards with respect to security holder approval and private placements. Shareholder approval of the Private Placement Resolution is being sought pursuant to the rules of the Nasdaq.

On August 9, 2010 we entered into the Subscription Agreement. Under the Subscription Agreement, subject to the terms and conditions therein, CommScope agreed to purchase and we agreed to issue Common Shares in four tranches:

•                  879,393 Common Shares (the “Tranche I Shares”) for an aggregate purchase price of $3,237,046;

•                  207,268 Common Shares (the “Tranche II Shares”) for an aggregate purchase price of $762,954;

•                  488,998 Common Shares (the “Tranche III Shares”) for an aggregate purchase price of $2,000,000; and

•                  611,247 Common Shares (the “Tranche IV Shares”, and together with the Tranche I Shares, the Tranche II Shares and the Tranche III Shares, the “Subscription Shares”) for an aggregate purchase price of $2,500,000.

The issuance of the Tranche I Shares closed on August 12, 2010. The NASDAQ 20% Rule was inapplicable to the issuance of the Tranche I Shares as such shares represented 19.98% of the Common Shares before their issuance. The NASDAQ 20% Rule is applicable to the issuance of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares as such issuances, when combined with the Tranche I Shares previously issued, represent more than 20% of the Common Shares before such issuances, and accordingly exceed the 20% threshold. Pursuant to the NASDAQ 20% Rule, CommScope may not vote the Tranche I Shares on the Private Placement Resolution. Assuming the Private Placement Resolution is approved and subject to certain other conditions being satisfied, the issuance of the Tranche II Shares will close shortly after the Meeting. Subject to the satisfaction of certain agreed upon product development milestones and certain other conditions, the issuance of the Tranche III Shares and the Tranche IV Shares is expected to occur in the third quarter of 2011.

Background to and reasons for the Private Placement Resolution

Our Board of Directors has been actively investigating sources of additional funding and believes the transaction with CommScope is in the best interest of the Company and the Shareholders. The issuance of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares to CommScope will provide the Company with funds that will be used for the development and distribution of specialized fuel cell power systems. In addition, the Board of Directors has determined that the strategic alliance with CommScope, which is provided for in the Subscription Agreement, provides strategic operational benefits to the Company.

The text of the Private Placement Resolution, which will be submitted to Shareholders at the Meeting, is set forth in Appendix “A” to this Proxy Circular. For the reasons indicated above, our Board of Directors and management of the Company believe that approval of the Private Placement Resolution is in the best interests of the Company and Shareholders and, accordingly, recommend that Shareholders vote FOR the Private Placement Resolution. To be effective, the Private Placement Resolution must be approved by not less than a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting, excluding the 879,393 votes attached to the Common Shares held by CommScope. The management representatives designated in the enclosed form of proxy intend to vote FOR the Private Placement Resolution attached as Appendix “A” hereto, unless a Shareholder signing a form of proxy specifies that the Common Shares represented by the form of proxy are to be voted against the Private Placement Resolution.

Subscription Agreement

This section of the Proxy Circular describes the material provisions of the Subscription Agreement but does not purport to be complete and may not contain all of the information about the Subscription Agreement that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the Subscription Agreement, which is incorporated by reference in this Proxy Circular and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. We encourage Shareholders to read the Subscription Agreement in its entirety.

The Subscription Agreement provides for the purchase by CommScope and issuance by Hydrogenics of Common Shares in four tranches, as described above. The Tranche I Shares were issued at a price per share of $3.68, which reflects a 10% discount to the volume weighted average price on the Nasdaq for the five trading days immediately prior to the date the Subscription Agreement was entered into (August 9, 2010). The Tranche II Shares will be issued at the same price per share as the Tranche I Shares. The Tranche III Shares and the Tranche IV Shares will be issued at a price per share of $4.09, which is equal to the volume weighted average price on the Nasdaq for the five trading days immediately prior to August 9, 2010.

The closing of the issuances of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares will also be conditional upon, among other things: (i) the representations and warranties of both Hydrogenics and CommScope set forth in the Subscription Agreement continuing to be true at the respective closings; (ii) the covenants to be performed by both Hydrogenics and CommScope before the respective closings having been performed; (iii) Hydrogenics shareholder approval of the Private Placement Resolution, which must be obtained within 60 days of the date of the Subscription Agreement; and (iv) no triggering event having occurred under the IP License Agreement (described below under “IP License Agreement”).

The closing of the issuance of the Tranche III Shares and the Tranche IV Shares will also be conditional upon, among other things, the satisfaction of certain product development milestones with respect to the Company’s fuel cell business set out in the Subscription Agreement, which are expected to occur in the third quarter of 2011. No assurance can be provided that such product development milestones will be achieved by Hydrogenics.

The Subscription Agreement provides that, subject to the receipt of applicable regulatory approvals and the satisfaction of all applicable regulatory requirements, CommScope will have “participation rights” from the date of the closing of the issuance of the Tranche I Shares (August 12, 2010) until the 12 month anniversary of the closing of the issuance of the Tranche IV Shares. During this period, if the Company proposes to sell, issue or otherwise dispose of any equity securities or securities convertible or exchangeable into equity securities of the Company, CommScope shall have the option to acquire in such offering (on an unregistered basis) for cash such number of offered securities necessary in order to maintain CommScope’s percentage ownership of issued Common Shares that is the same as the percentage ownership of issued Common Shares owned by CommScope immediately prior to giving effect to such offering. This participation right does not apply to the issuance by the Company of (i) securities to its directors, officers or employees; (ii) securities upon the conversion of securities convertible or exercisable into equity securities (including the Company’s warrants); (iii) securities offered as part of a bona fide public offering; (iv) securities issued as a stock dividend; (v) securities issued in connection with an acquisition, merger, business combination, tender offer, take-over bid, arrangement, asset purchase transaction, joint venture or similar transaction (other than with respect to third party financing in connection therewith); or (vi) securities for consideration other than cash (each, an “Excluded Issuance”).

The Subscription Agreement also provides that upon the closing of the issuance of the Tranche II Shares and for so long thereafter as CommScope beneficially owns at least 20% of the outstanding Common Shares, CommScope will have the right to appoint one non-voting observer to the Board of Directors. The board observer right does not expire upon the reduction of CommScope’s ownership of outstanding Common Shares below 20% if such reduction results solely from an Excluded Issuance. However, if for any reason CommScope owns less than 5% of the outstanding Common Shares, the board observer right will expire.

The Subscription Agreement also provides that the Company will use commercially reasonable efforts to complete in full on a timely basis each of the product development milestones set forth in the Subscription Agreement. Promptly after the Company or its management becomes aware of an event or circumstance that is reasonably likely to materially impair the ability of the Company to complete in full and on a timely basis any of such milestones, the Company will provide written notice (an “Impairment Notice”) to CommScope specifying in detail such event or circumstance.

Under the terms of the Subscription Agreement, as long as the warrants of the Company issued to Alpha Capital Anstalt and Iroquois Master Fund Ltd. are outstanding, the Company will not issue Common Shares to CommScope to the extent (but only to the extent) that CommScope would beneficially own more than 50% of the outstanding Common Shares (not including any Common Shares beneficially held by CommScope or other persons associated or affiliated with CommScope) and the aggregate purchase price will be reduced in proportion to the decrease in the number of Common Shares to be issued to CommScope.

If prior to the closing of the issuance of the Tranche II Shares, the Tranche III Shares or the Tranche IV Shares the Company (i) subdivides or redivides its outstanding Common Shares or (ii) reduces, combines or consolidates its outstanding Common Shares (collectively, a “Share Reorganization”), then the number of Tranche II Shares, Tranche III Shares or Tranche IV Shares, as applicable, subscribed for and to be issued at the applicable closing will be adjusted as of the date of the Share Reorganization such that CommScope will receive at the closing of the applicable tranche the same proportion of shares as if the closing of the applicable tranche had occurred without any Share Reorganization.

If prior to the closing of the issuance of the Tranche II Shares, the Tranche III Shares or the Tranche IV Shares, (i) a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities or (ii) a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate (any of such events being a “Recapitalization”) occurs, after the effective date of the Recapitalization CommScope will be entitled to receive upon payment by CommScope of the applicable price for the Subscription Shares, and shall accept for the same consideration, in lieu of the number of Common Shares to which CommScope was entitled upon the closing of the applicable tranche, the kind and aggregate number of shares, other securities, cash or property resulting from the Recapitalization which CommScope would have been entitled to receive as a result of the Recapitalization if, on the effective date thereof, CommScope had been the registered holder of the number of Common Shares which it was entitled to purchase upon the closing of the applicable tranche.

The Subscription Agreement also provides that the Company will indemnify CommScope, its affiliates and any of their respective directors, officers or representatives (collectively, the “CommScope Indemnified Parties”) from and against all losses incurred by the CommScope Indemnified Parties arising out of or relating to (a) any breach of any representation or warranty made by the Company contained in the Subscription Agreement or any other agreement delivered pursuant to the Subscription Agreement, (b) any breach of any covenant or agreement by the Company contained in the Subscription Agreement and (c) any claims relating to the Subscription Agreement asserted against the CommScope Indemnified Parties by a third-party who has a contractual relationship with the Company as of the date of the Subscription Agreement. Except in the case of fraud, willful breach or willful misconduct, for claims resulting from a breach of a representation or a covenant, the maximum liability of the Company will not exceed the proceeds received from CommScope.

IP License Agreement

This section of the Proxy Circular describes the material provisions of the IP License Agreement but does not purport to be complete and may not contain all of the information about the IP License Agreement that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the IP License Agreement, which is incorporated by reference in this Proxy Circular and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. We encourage Shareholders to read the IP License Agreement in its entirety.

On August 12, 2010, the Company and CommScope entered into the IP License Agreement. The entering into of the IP License Agreement was a condition to the closing of the issuance of the Tranche I Shares. Pursuant to, and subject to the limitations set forth in, the IP License Agreement, the Company granted to CommScope a fully-paid and royalty-free, perpetual, irrevocable, non-transferable (except to a purchaser of CommScope’s business or substantially all of the assets to which the license pertains or sublicensing to affiliates), worldwide, nonexclusive license to the intellectual property owned, in whole or in part, by the Company that is necessary or useful to make, have made, use, sell and offer for sale any product(s) the development of which is to be funded by the proceeds from the sale of the Subscription Shares (the “Product IP”) in order to make or use any product(s) the development of which is funded by the proceeds from the sale of the Subscription Shares, for the purposes of CommScope’s business as conducted on the date of the IP License Agreement or as it will be conducted after the Company completes milestone “3” set forth in Schedule B to the Subscription Agreement (the “Field of Use”). Such license is only exercisable by CommScope upon the occurrence of any one or more of the following triggering events:

1.                                       the insolvency of the Company or the commencement of any proceeding (except for a proceeding bought by CommScope or one of its affiliates) or the issuance of any judgment, decree or order of a court of competent jurisdiction against the Company seeking to adjudge or adjudging the Company bankrupt or insolvent;

2.                                       the Company provides CommScope with an Impairment Notice which is not cured by the Company within 45 days;

3.                                       the Company exits the fuel cell business;

4.                                       the Company enters into a definitive agreement which, if consummated, would result in the Company being sold to a competitor of CommScope; or

5.                                       the Company is prohibited (or subject to material financial penalty) by applicable law, rule, regulation, decree or contract from completing the product development milestones set forth in Schedule B to the Subscription Agreement in full and on a timely basis.

The IP License Agreement also provides that the Company will not encumber the Product IP, and that the Company will, subject to its reasonable commercial judgment in the ordinary course of business, protect and maintain the Product IP.  If the Company chooses to abandon or not renew or maintain any Product IP, however, CommScope has the right to acquire any such Product IP. Upon acquiring any such such Product IP, CommScope is required to grant to the Company a perpetual, irrevocable, non-exclusive, non-transferable (except to a purchaser of the Company’s business or substantially all of the Company’s assets), fully paid-up and royalty-free worldwide license to use such Product IP; provided, however, that the Company shall be prohibited from using such Product IP to make, have made, use, sell and/or offer for sale any product or service for use in connection with any telecommunications application, including without limitation, digital data rooms (meant to include data server farms).

The IP License Agreement further provides that within 60 days of the closing of the issuance of the Tranche I Shares (August 12, 2010) the Company will place in escrow all written and electronic materials (including source code thereto) and documentation relating to the Product IP licensed pursuant to the IP License Agreement, including the materials listed in the IP License Agreement (the “Escrowed Materials”) pursuant to an escrow agreement (the “IP Escrow Agreement”). The Company and CommScope entered into the IP Escrow Agreement on August 12, 2010. Pursuant to the IP Escrow Agreement, the Company agrees to update the deposited Escrowed Materials every 90 days. The Escrowed Materials will be released to CommScope upon the occurrence any of the triggering event described above. The cost of placing the Escrowed Materials into escrow and maintaining them throughout the duration of the escrow shall be shared equally by the Company and CommScope.

The IP License Agreement also provides an indemnity to CommScope for any losses suffered by CommScope resulting from a third-party claim that the Product IP infringes, misappropriates, or otherwise violates the intellectual property of a third party.

The Subscription Agreement also provides that if the Company is unable or unwilling to provide products at prices less than or equal to the prices that have been specified in a schedule to the Subscription Agreement, and a triggering event has not occurred, the Company and CommScope will enter into a royalty-bearing intellectual property license agreement, on terms that are fair, reasonable and nondiscriminatory to both parties, which will provide CommScope with a perpetual, irrevocable, transferable (but only to a purchaser of CommScope’s business or substantially all of the assets to which the license pertains), worldwide, nonexclusive license to make, have made, use, sell and offer for sale products within the Field of Use.

RISK FACTORS

Shareholders should carefully consider the risk factors set forth in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed in Canada as our annual information form, which are incorporated by reference in this Proxy Circular.

The issuance of the Tranche II Shares, Tranche III Shares and Tranche IV Shares represents a significant issuance of our Common Shares and dilutes the share ownership of Shareholders which could deter or delay a takeover of us that Shareholders may consider beneficial or depress the trading price of our Common Shares.

The issuance of the Tranche II Shares, Tranche III Shares and Tranche IV Shares will increase our number of issued and outstanding Common Shares from 5,281,364 to 6,588,877. Such issuances will reduce the relative voting power of previously outstanding Common Shares and could also deter or delay an attempted acquisition of us that a Shareholder may consider beneficial. In addition, the issuance of the Tranche II Shares, Tranche III Shares and Tranche IV Shares could cause the trading price of our Common Shares to drop.

After giving effect to the issuance of the Tranche II Shares, Tranche III Shares and Tranche IV Shares, CommScope will own a significant portion of our Common Shares and may act, or prevent corporate actions, to the detriment of other Shareholders.

After giving effect to the issuance of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares, CommScope will own 33.2% of our issued and outstanding Common Shares (assuming no other Common Shares are issued) and accordingly will have the ability to exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our Shareholders.

The prices per share of the Tranche II Shares, Tranche III Shares and Tranche IV Shares have already been set and may not reflect the trading price of our Common Shares on the dates of their respective issuances.

The Tranche II Shares will be issued at a price per share of $3.68 and the Tranche III Shares and the Tranche IV Shares will be issued at a price per share of $4.09. Depending on our trading price on the Nasdaq or the Toronto Stock Exchange on the date of issuance of the Tranche II Shares, Tranche III Shares or Tranche IV Shares, CommScope could be purchasing such shares at a significant discount. For instance, if the trading price of our Common Shares on Nasdaq were $10.00 on the date of issuance of the Tranche IV Shares, CommScope will be purchasing such shares at a 59.1% discount on such issuance date given the $4.09 issuance price. For the issuances of the Tranche III Shares and the Tranche IV Shares in particular, the trading price of our Common Shares could change significantly given the length of time until such issuances are expected to occur.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	310,914	C$	51.42	37,552
Equity compensation plans not approved by shareholders	n/a	n/a		n/a
Total	310,914	C$	51.42	37,552

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise set forth in this Proxy Circular, to the best of the knowledge of management, no informed person or person who has been a director or executive officer of Hydrogenics since December 31, 2009 (or any associate or affiliate of such persons) had any interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Proxy Circular, none of our directors or executive officers, nor any of their known associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Company’s most recently completed financial year and other additional information concerning the Company is contained in the management’s discussion and analysis and the annual audited financial statements for the Company. Shareholders may obtain copies of these documents on SEDAR at www.sedar.com and EDGAR at www.sec.gov or upon request from our Corporate Secretary, at 220 Admiral Boulevard, Mississauga, Ontario, Canada, L5T 2N6.

APPROVAL OF DIRECTORS

The contents and mailing of this Proxy Circular have been approved by the Board of Directors.

By the order of the Board of Directors,

Lawrence Davis
Chief Financial Officer and Corporate Secretary
Mississauga, August 25, 2010

APPENDIX “A”
PRIVATE PLACEMENT RESOLUTION

WHEREAS the Company entered into a subscription agreement (the “Subscription Agreement”) with CommScope, Inc. of North Carolina (“CommScope”) on August 12, 2010 whereby CommScope agreed to purchase and the Company agreed to issue and sell common shares (“Common Shares”) in four tranches: 879,393 Common Shares (the “Tranche I Shares”) issuable for a purchase price of $3.68 per share, 207,268 Common Shares (the “Tranche II Shares”) issuable for a purchase price of $3.68 per share, 488,998 Common Shares (the “Tranche III Shares”) issuable for a purchase price of $4.09 per share, and 611,247 Common Shares (the “Tranche IV Shares”) issuable for an a purchase price of $4.09 per share;

AND WHEREAS the issuance of the Tranche I Shares closed on August 12, 2010;

AND WHEREAS the rules of the Nasdaq Global Market require shareholder approval for issuances of common shares if such issuances equal 20% or more of the common shares of a company before such issuances (the “NASDAQ 20% Rule”);

AND WHEREAS the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares, when combined with the Tranche I Shares previously issued, represent more than 20% of the Common Shares before their issuance, and accordingly exceed the 20% threshold specified in the NASDAQ 20% Rule;

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.                                       The issuance by the Company of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares, subject to the terms and conditions of the Subscription Agreement, be and are hereby approved and authorized.

2.                                       Any director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

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